UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 1, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial report for the period 1 January 2013 to 31 March 2013

1 May 2013

Novo Nordisk increased operating profit by 18% in the first quarter of 2013
Sales growth of 13% driven by Victoza®, NovoRapid® and Levemir®

Sales increased by 14% in local currencies and by 13% to 20.0 billion in Danish kroner.
•	Sales of modern insulins increased by 16% (14% in Danish kroner).
•	Sales of Victoza® increased by 36% (35% in Danish kroner).
•	Sales in North America increased by 24% (23% in Danish kroner).
•	Sales in International Operations increased by 17% (13% in Danish kroner).

Gross margin improved by 1.1 percentage points in Danish kroner to 81.9%, reflecting a favourable price and product mix development.

Reported operating profit increased by 21% in local currencies and by 18% in Danish kroner to DKK 7.6 billion.

Net profit increased by 28% to DKK 6.0 billion. Diluted earnings per share increased by 32% to DKK 10.98.

Tresiba®, the new-generation insulin with an ultra-long duration of action, has been launched in the UK, Denmark and Japan. In the US, Novo Nordisk received a Complete Response Letter from the FDA regarding the New Drug Applications for Tresiba® and Ryzodeg® in February 2013. In the letter, the FDA requests that Novo Nordisk conducts a dedicated cardiovascular outcomes trial before the review of the New Drug Applications can be completed.

For 2013, sales growth measured in local currencies is now expected to be 9-11%, whereas operating profit growth measured in local currencies is still expected to be around 10%.

Lars Rebien Sørensen, president and CEO: “We are pleased with the strong sales in the first quarter of 2013 driven by our portfolio of modern insulins and Victoza®. We have launched Tresiba®, the new-generation insulin with an ultra-long duration of action, in a number of countries and are encouraged by the early feedback from patients and doctors. In the US, we are in a constructive dialogue with the FDA on how to resolve the issues raised in the Complete Response Letter for Tresiba® and Ryzodeg®.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 2 of 27

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 1 May 2013 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 2 May 2013 at 10.00 CEST, corresponding to 4.00 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
22 June 2013	ADA investor presentation
8 August 2013	Financial statement for the first six months of 2013
31 October 2013	Financial statement for the first nine months of 2013
30 January 2014	Financial statement for 2013

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com.

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 3 of 27

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 4 of 27

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2013
These unaudited consolidated financial statements for the first three months of 2013 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2012 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first three months of 2013 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2013. These IFRSs have not had a significant impact on the consolidated financial statements for the first three months of 2013.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	Q1 2013	Q1 2012	% change Q1 2012 to Q1 2013
DKK million

Sales	19,983	17,751	13%

Gross profit	16,374	14,348	14%
Gross margin	81.9%	80.8%

Sales and distribution costs	5,530	4,850	14%
Percent of sales	27.7%	27.3%

Research and development costs	2,657	2,507	6%
Percent of sales	13.3%	14.1%

Administrative costs	801	776	3%
Percent of sales	4.0%	4.4%

Licence fees and other operating income	176	170	4%

Operating profit	7,562	6,385	18%
Operating margin	37.8%	36.0%

Net financials	207	(328)	N/A

Profit before income taxes	7,769	6,057	28%

Net profit	5,982	4,664	28%
Net profit margin	29.9%	26.3%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	691	638	8%
Capital expenditure	782	516	52%

Net cash generated from operating activities[1]	7,070	5,587	27%
Free cash flow[1]	6,178	5,038	23%

Total assets	62,447	61,210	2%
Equity	33,801	32,358	4%
Equity ratio	54.1%	52.9%

Average number of diluted shares outstanding (million)	544.7	560.5	(3%	)
Diluted earnings per share / ADR (in DKK)	10.98	8.32	32%

Full-time equivalent employees end of period	35,154	32,252	9%

1Free cash flow for Q1 2012 has been reduced by DKK 1,328 million as withheld dividend tax is now presented as part of financing activities.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 5 of 27

SALES DEVELOPMENT
Sales increased by 14% measured in local currencies and by 13% in Danish kroner. North America was the main contributor with 68% share of growth measured in local currencies, followed by International Operations, Region China and Europe, contributing 19%, 10% and 6% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®. Sales growth was positively impacted by a number of non-recurring events including timing in shipments in the US and International Operations, extraordinary sales in International Operations as well as a modest level of sales for NovoSeven® in the first quarter of 2012.

	Sales Q1 2013 DKK million	Growth as reported		Growth in local currencies		Share of growth in local currencies

The diabetes care segment
- NovoRapid ®	4,017	14%		16%		22%
- NovoMix ®	2,400	12%		14%		12%
- Levemir ®	2,574	17%		19%		16%
Modern insulins	8,991	14%		16%		50%
Human insulins	2,824	4%		5%		6%
Victoza®	2,678	35%		36%		28%
Protein-related products	606	(3%	)	0%		(1%	)
Oral antidiabetic products (OAD)	694	(3%	)	(3%	)	(1%	)

Diabetes care total	15,793	13%		15%		82%

The biopharmaceuticals segment
NovoSeven®	2,027	6%		7%		6%
Norditropin®	1,537	14%		18%		10%
Other biopharmaceuticals	626	8%		9%		2%

Biopharmaceuticals total	4,190	9%		12%		18%

Total sales	19,983	13%		14%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from January 2013 and January 2012 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 15% measured in local currencies and by 13% in Danish kroner to DKK 15,793 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 26% compared to 24% at the same time the year before.

Insulins and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 13% in local currencies and by 11% in Danish kroner to DKK 12,421 million. In local currencies, sales growth was driven by North America, International Operations and

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 6 of 27

Region China. Novo Nordisk is the global leader with 49% of the total insulin market and 46% of the modern insulin market, both measured in volume.

Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, was commercially launched in the UK and Denmark on 4 March and in Japan on 7 March. In the UK and Denmark reimbursement is restricted whereas Tresiba® is broadly reimbursed in Japan. Launch activities are progressing as planned in all three markets and early feedback from patients and prescribers is encouraging.

Sales of modern insulins increased by 16% in local currencies and by 14% in Danish kroner to DKK 8,991 million. North America accounted for more than half of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute 76% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of modern insulin market

	January 2013	January 2012	January 2013	January 2012

Global	49%	50%	46%	46%
USA	41%	40%	38%	36%
Europe	50%	51%	50%	50%
International Operations*	57%	58%	54%	56%
China**	60%	62%	64%	66%
Japan	55%	59%	50%	53%

Source: IMS, January 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulins and protein-related products in North America increased by 21% in both local currencies and Danish kroner. Sales growth reflects continued solid market penetration of all three modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30 and human insulin sales growth as well as a positive contribution from US pricing. In the US, sales were slightly positively impacted by changes in inventories at wholesaler level. 51% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Europe
Sales of insulins and protein-related products in Europe were unchanged both in local currencies and Danish kroner. Sales in Europe reflect continued progress for Levemir® and NovoRapid®, countered by declining human insulin sales. Sales growth in Europe is negatively impacted by a continued low insulin volume growth, below 2%, and by the implementation of pricing reforms in several European markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulins and protein-related products in International Operations increased by 18% in local currencies and by 13% in Danish kroner. The growth, which is positively impacted by extraordinary sales and the timing of shipments in a number of countries, is driven by all three modern insulins and a solid contribution from human insulins.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 7 of 27

Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulins and protein-related products in Region China increased by 19% in local currencies and by 20% in Danish kroner. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulins and protein-related products in Japan & Korea decreased by 6% in local currencies and by 19% measured in Danish kroner. Sales development is impacted negatively by a very low volume growth in the Japanese insulin market and a challenging competitive environment. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily the FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 36% in local currencies and by 35% in Danish kroner to DKK 2,678 million, reflecting robust sales performance driven by North America, Europe and International Operations. Victoza® holds the global market share leadership with a 68% value market share in the GLP-1 segment compared to 61% in 2012. The GLP-1 segment’s value share of the total diabetes care market has increased to 6.2% compared to 4.8% in 2012.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	January 2013	January 2012	January 2013	January 2012

Global	6.2%	4.8%	68%	61%
USA	7.6%	6.0%	63%	55%
Europe	6.9%	5.3%	77%	70%
International Operations*	3.0%	1.7%	79%	72%
China**	0.6%	0.3%	50%	9%
Japan	2.3%	1.8%	76%	85%

Source: IMS, January 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 41% in both local currencies and in Danish kroner. This reflects a continued expansion of the GLP-1 class, which represents 7.6% of the total US diabetes care market in value compared to 6.0% in 2012. Despite the launch of a competing product in 2012, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader, now with a 63% value market share compared to 55% a year ago.

Europe
Sales in Europe increased by 26% in both local currencies and in Danish kroner. Sales growth is primarily driven by France, the UK, Italy and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 6.9% compared to 5.3% in 2012. Victoza® is the GLP-1 market leader with a value market share of 77%.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 8 of 27

International Operations
Sales in International Operations increased by 44% in local currencies and by 35% in Danish kroner. This reflects continued market penetration, driven by a number of Middle Eastern countries and Brazil as well as timing of shipments. The GLP-1 class is expanding in International Operations and represents 3.0% of the total diabetes care market in value compared to 1.7% in 2012. Victoza® is the GLP-1 market leader across International Operations with a value market share of 79%.

Region China
Sales in Region China increased by 131% in local currencies and by 138% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.6% compared to 0.3% in 2012. Victoza® holds a GLP-1 value market share of 50%.

Japan & Korea
Sales in Japan & Korea were unchanged in local currencies and decreased by 15% in Danish kroner. In Japan, the GLP-1 class is gradually expanding and now represents 2.3% of the total diabetes care market in value compared to 1.8% in 2012. Victoza® remains the leader in the Japanese GLP-1 class with a value market share of 76%, but it has lost some market share to a competitor product.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 3% both in local currencies and in Danish kroner to DKK 694 million. The sales development reflects a decrease in sales in Europe and Region China where generic competition is negatively impacting overall sales in several markets.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 12% measured in local currencies and by 9% in Danish kroner to DKK 4,190 million. Sales growth was primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in local currencies and by 6% in Danish kroner to DKK 2,027 million compared to a relatively low level of sales in the first quarter of 2012. The sales development reflects a strong performance in North America and Europe countered by lower sales in International Operations. The market for NovoSeven® is volatile and remains negatively impacted by stricter budgetary controls, inhibitor patients participating in clinical trials and patients transferring to an alternative treatment regimen of immune tolerance therapy.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 18% in local currencies and by 14% in Danish kroner to DKK 1,537 million. The sales growth is primarily driven by North America and by International Operations, where performance is positively impacted by extraordinary sales and timing of shipments in a number of Middle Eastern countries. Novo Nordisk is the leading company in the global growth hormone market with a 24% market share measured by volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 9% in local

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 9 of 27

currencies and by 8% in Danish kroner to DKK 626 million. This development primarily reflects a positive impact of pricing in the US for Vagifem®, which is partly countered by competition from generic HRT products.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold grew 6% to DKK 3,609 million, resulting in a gross margin of 81.9% compared to 80.8% in 2012. This development primarily reflects an underlying improvement driven by favourable price development in North America and a positive net impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was positively impacted from currencies by around 0.1 percentage points primarily as a result of depreciation of the Brazilian real versus the Danish krone compared to prevailing exchange rates in 2012.

Total non-production-related costs increased by 11% in both local currencies and in Danish kroner to DKK 8,988 million.

Sales and distribution costs increased by 15% in local currencies and by 14% in Danish kroner to DKK 5,530 million. The growth in costs is driven by the expansion of the US sales force in the second half of 2012, costs related to the launch of Tresiba® in Europe and Japan as well as an impact from the reversals of legal provisions in 2012.

Research and development costs increased by 6% in both local currencies and Danish kroner to DKK 2,657 million. The modest cost increase reflects timing of clinical trial activity and is primarily driven by development costs related to the ongoing phase 3a trials for the once-weekly GLP-1 analogue semaglutide and liraglutide in obesity. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs increased by 5% in local currencies and by 3% in Danish kroner to DKK 801 million. The increase in cost is primarily driven by back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations as well as refurbishment costs in relation to a new regional office in the US.

Licence fees and other operating income constituted DKK 176 million compared to DKK 170 million in 2012.

Operating profit in local currencies increased by 21% and by 18% in Danish kroner to DKK 7,562 million.

NET FINANCIALS
Net financials showed a net income of DKK 207 million compared to a net expense of DKK 328 million in 2012.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged primarily through foreign exchange forward contracts. Reflecting the portfolio of foreign exchange hedging contracts, the foreign exchange result was an income of DKK 226 million compared to an expense of DKK 309 million in 2012. This development reflects gains on foreign exchange hedging involving especially the Japanese yen due to its depreciation versus the Danish krone compared to the prevailing exchange rates in the beginning of 2012.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 10 of 27

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 0.8 billion compared to DKK 0.5 billion in 2012. Net capital expenditure was primarily related to filling capacity in Denmark and Russia, new office buildings in Denmark, new diabetes research facilities in Denmark as well as device production facilities in the US and Denmark.

Free cash flow was DKK 6.2 billion compared to DKK 5.0 billion in 2012. The increase of 23% compared to 2012 reflects the growth in net profit of 28% countered by an increase in capital expenditure.

OUTLOOK

OUTLOOK 2013
The current expectations for 2013 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 1 May 2013	Previous expectations 31 January 2013

Sales growth
in local currencies	9-11%	8–11%
as reported	Around 3 percentage points lower	Around 4.5 percentage points lower

Operating profit growth
in local currencies	Around 10%	Around 10%
as reported	Around 5 percentage points lower	Around 7 percentage points lower

Net financials	Income of around DKK 900 million	Income of around DKK 1,400 million
Effective tax rate	Around 23%	Around 23%
Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	Around DKK 22 billion	Around DKK 22 billion

Novo Nordisk now expects sales growth in 2013 of 9-11% measured in local currencies. This reflects expectations for continued robust penetration for the portfolio of modern insulins, a continued steady Victoza® performance and a modest sales contribution from Tresiba®, primarily in the EU and Japan. These sales drivers are partly expected to be countered by an impact from the challenging pricing environments in major markets, generic competition to oral antidiabetic products, intensifying competition within diabetes care as well as biopharmaceuticals and the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 3 percentage points lower than growth measured in local currencies.

For 2013, operating profit growth is still expected to be around 10% measured in local currencies. This reflects significant costs related to the expanded sales force and sales and marketing investments in the portfolio of modern insulins and Victoza® in the US, the launch of Tresiba® outside the US as well as sales and marketing investments in China and in a selected number of countries in International Operations. Given the current level

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 11 of 27

of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 5 percentage points lower than growth measured in local currencies.

For 2013, Novo Nordisk expects a net financial income of around DKK 900 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the Japanese yen and the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2012.

The effective tax rate for 2013 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2013, primarily related to investments in filling capacity and prefilled device production facilities and new office buildings in Denmark. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be around DKK 22 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2013, and that currency exchange rates, especially for the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 1,100 million	12
JPY	DKK 200 million	14
CNY	DKK 170 million	12*
GBP	DKK 85 million	12
CAD	DKK 55 million	8

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 12 of 27

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

Tresiba® and Ryzodeg® regulatory update
As previously announced, Novo Nordisk received a Complete Response Letter from the US Food and Drug Administration (FDA) regarding the New Drug Applications for Tresiba® and Ryzodeg® in February 2013. In the letter, the FDA requests additional cardiovascular data from a dedicated cardiovascular outcomes trial before the review of the New Drug Applications can be completed.

Novo Nordisk is currently in a dialogue with the agency to agree on the design of the trial to generate the requested data. The Tresiba® trial is expected to be double-blinded and use insulin glargine as comparator. Duration of the trial is expected to be dependent on the occurrence of cardiovascular events. It is expected that the basis for resubmission will be an interim analysis of the cardiovascular events in the trial. In addition, it is expected that Novo Nordisk will be required to continue the trial in order to make a definitive assessment of the cardiovascular safety of Tresiba®. Novo Nordisk expects to initiate the trial within one year and that data to support the interim analysis will be available around two to three years after trial initiation. Completion of the cardiovascular outcomes trial is expected around four to six years after initiation.

Second phase 3a obesity trial completed for liraglutide 3 mg (NN8022)
As announced in March, SCALE™ Diabetes, the second of four phase 3a obesity trials with liraglutide 3 mg has been completed.

The trial included 846 overweight and obese people with type 2 diabetes, a population which in prior obesity trials has shown a more modest weight response to treatment than non-diabetic populations. The participants had a mean baseline weight of 106 kg and a BMI of 37. During the trial, the weight loss for people treated with liraglutide 3 mg and liraglutide 1.8 mg after 56 weeks was 6% and 5% respectively, compared to a 2% weight loss for people treated with placebo. The proportion of people achieving a weight loss of at least 5% or 10% was 50% and 22% for liraglutide 3 mg, and 35% and 13% for liraglutide 1.8 mg and 13% and 4% for placebo treatment. All differences for both doses of liraglutide were statistically significantly different from placebo and the trial met all three co-primary endpoints.

Starting from a baseline HbA1C of 8.0%, 69%, 67% and 27% of people treated with liraglutide 3 mg, liraglutide 1.8 mg and placebo respectively achieved the HbA1c treatment target of 7% recommended by the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD). The rate of hypoglycaemia was comparable to that observed in previous trials with liraglutide.

Liraglutide was generally well tolerated and the 56-week completion rate was 77%, 78% and 66% for liraglutide 3 mg, liraglutide 1.8 mg and placebo respectively. Withdrawals

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Financial report for the period 1 January 2013 to 31 March 2013	Page 13 of 27

due to adverse events were below 10% in all treatment groups. In line with previous liraglutide trials, the most common adverse events were related to the gastrointestinal system and diminished over time. No other apparent differences between the treatment groups were observed with respect to adverse events and standard safety parameters.

Novo Nordisk expects to complete the two remaining phase 3a trials in the SCALE™ programme by mid-2013.

IDegLira (NN9068) completes 26-week extension of DUAL™ I
In February, a 26-week extension of the phase 3a trial DUAL™ I with IDegLira, a fixed-ratio combination of insulin degludec (Tresiba®) and the once-daily human GLP-1 analogue, liraglutide (Victoza®), was completed. In the core trial more than 1,600 people with type 2 diabetes, previously inadequately controlled on one or two oral anti-diabetic drugs (OADs), were randomised to 26 weeks of once-daily treatment with either IDegLira, Tresiba® or Victoza®. More than 1,300 trial participants entered into the extension phase where they continued with the treatment they had been randomised to at the start of the trial.

The results of the 26-week extension were in line with the results of the first 26 weeks, which were announced in August 2012, and people randomised to IDegLira also experienced a statistically significant greater reduction in HbA1c compared to those randomised to Tresiba® or Victoza® after 52 weeks. Starting from a baseline HbA1c of 8.3%, 78% of people using IDegLira achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7% after 52 weeks, compared to 81% after 26 weeks. The corresponding numbers for Tresiba® and Victoza® were 62% and 57% after 52 weeks, compared to 65% and 60% respectively after 26 weeks.

The rates of hypoglycaemia after 52 weeks were also consistent with those observed after 26 weeks of treatment, and the greater HbA1c reduction in patients treated with IDegLira remained associated with a statistically significant lower rate of confirmed hypoglycaemia, compared to treatment with Tresiba® alone.

After 52 weeks of treatment, people treated with IDegLira and Victoza® sustained the weight losses achieved during the first 26 weeks of around 0.5 kg and 3 kg respectively. People treated with Tresiba® experienced a weight gain of around 2.5 kg after 52 weeks compared to the weight gain of 1.5 kg after 26 weeks.

Tresiba® and Victoza® both confirmed previous safety and tolerability profiles, and no apparent differences between the three treatment groups were observed with respect to adverse events and standard safety parameters during the 52 weeks of treatment.

The DUAL™ I extension phase results confirm that the level of glycaemic control obtained after 26 weeks of treatment, as well as the favourable effects observed on hypoglycaemia and weight, were sustained up to 52 weeks for IDegLira.

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Novo Nordisk is planning regulatory filing for IDegLira in the EU during the second quarter of 2013. In the US, filing is expected to be contingent upon the regulatory dialogue related to Tresiba®.

Semaglutide (NN9535) initiates first phase 3a trial as planned
In February, Novo Nordisk initiated the first phase 3a trial with semaglutide, a once-weekly GLP-1 analogue. The randomised, double-blind, placebo-controlled, multinational trial will evaluate cardiovascular outcomes and other long-term diabetes-related endpoints with semaglutide in around 3,000 subjects with type 2 diabetes. The trial is expected to be completed in 2016.

Novo Nordisk plans to initiate more phase 3a trials in the SUSTAIN™ programme, the global clinical development programme for semaglutide, during the second half of 2013 and in 2014.

New oral insulin, OI287GT (NN1956), starts phase 1
In March, Novo Nordisk initiated the first phase 1 trial for OI287GT. The phase 1 trial will investigate safety, tolerability and pharmacokinetics of single doses of OI287GT in healthy volunteers.

BIOPHARMACEUTICALS: HAEMOPHILIA

New administration system for NovoSeven® launched
Novo Nordisk has launched a new pre-filled solvent syringe for intravenous infusion of NovoSeven® in Germany. The pre-filled solvent syringe makes administration more convenient by reducing the number of steps patients have to go through. Novo Nordisk expects to launch NovoSeven® with the pre-filled solvent syringe in more countries in Europe and in the US, where the product will be marketed as NovoSeven®RT with MixPro™, throughout 2013.

N8-GP (NN7088) initiates pivotal paediatric trial
In March, Novo Nordisk initiated a paediatric trial for N8-GP. The trial will investigate safety, efficacy and pharmacokinetics in around 50 previously treated paediatric patients with severe haemophilia A.

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BIOPHARMACEUTICALS: INFLAMMATION

Phase 2a initiated with Anti-IL-21 in Crohn’s Disease (NN8828)
In March, Novo Nordisk initiated a phase 2a trial with anti-IL-21 investigating efficacy and safety in people with moderately to severely active Crohn’s disease. The trial is planned to include around 110 people. This is the third indication being investigated with anti-IL-21, which is currently also being studied in phase 2a for rheumatoid arthritis (RA) and in phase 1 for systemic lupus erythematosus (SLE).

SUSTAINABILITY & ASSURANCE UPDATE

Number of full-time equivalent employees
The number of full-time equivalent employees was 35,154 as of 31 March 2013 compared to 32,252 as of 31 March 2012. New hiring was led by expansion in the US, countries in the International Operations region, Research & Development and Product Supply.

Novo Nordisk ranked as the fifth most sustainable company in the world
During the first quarter of 2013 in connection with the World Economic Forum in Davos, Corporate Knights released its ‘Global 100 Most Sustainable Corporations in the World’ index. Novo Nordisk was ranked fifth in the index across sectors and was the highest ranked company in the pharmaceuticals and biotechnology industry.

The ‘Global 100 Most Sustainable Corporations in the World’ index is a data-driven corporate sustainability assessment, which screens all companies with a market capitalisation in excess of USD 2 billion. The selection of the top100 is based on 12 performance indicators including environmental productivity, innovation capacity, tax rate, safety and leadership diversity.

First diabetes forum held in Mexico
In early April, the first Diabetes Forum in Mexico took place to address the challenges posed to the country by the diabetes burden. It is estimated that 10.6 million people in Mexico have diabetes. This corresponds to around 15% of the adult population.

The Forum was hosted by the Ministry of Health of the Government of Mexico City and the National Institute of Medical Science and Nutrition, supported by diabetes patient organisations and with Novo Nordisk servicing as facilitator. At the Forum, the Federal Health Secretary announced the development of a national diabetes and obesity strategy to prevent the diabetes and its most costly complications as well as the intent to host the first Latin American Diabetes Leadership Forum with participations from other Latin American nations.

FDA feedback on response to Warning Letter dated 12 December 2012
In March, Novo Nordisk received FDA’s reply to the response provided by Novo Nordisk in December 2012 to the previously announced Warning Letter received from the FDA following a current Good Manufacturing Practice (cGMP) inspection of an aseptic filling

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facility in Bagsværd, Denmark. In its response the FDA acknowledges that the corrective actions proposed by Novo Nordisk should adequately address the violations cited in the Warning Letter and that a follow-up inspection of the facility is needed to verify that the corrective actions have been appropriately implemented.

EQUITY

Total equity was DKK 33,801 million at the end of the first quarter of 2013, equivalent to 54.1% of total assets, compared to 52.9% at the end of the first quarter of 2012. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 20 March 2013, approved a 1.8% reduction in the total share capital by cancellation of 10,000,000 treasury B shares of DKK 1 at a nominal value of DKK 10,000,000. After the legal implementation of the share capital reduction on 22 April 2013, Novo Nordisk’s share capital now amounts to DKK 550,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 442,512,800.

2013 share repurchase programme
On 31 January 2013, Novo Nordisk announced a share repurchase programme of up to DKK 3.0 billion to be executed from 31 January 2013 to 29 April 2013, as part of an overall programme of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, Novo Nordisk has repurchased B shares for an amount of DKK 3.0 billion in the period from 31 January 2013 to 29 April 2013. The programme was concluded on 29 April 2013.

As per 29 April 2013, Novo Nordisk A/S and its wholly-owned affiliates owned 10,645,508 of its own B shares, corresponding to 1.9% of the total share capital.

Share repurchases under the overall programme of up to DKK 14 billion in the period February 2013 to January 2014 is expected to be resumed shortly.

CORPORATE GOVERNANCE

Establishment of Nomination Committee by the Board of Directors
In order to enhance the process for nominating members to the Board of Directors of Novo Nordisk A/S, the Board has established a Nomination Committee. The Nomination Committee will assist the Board of Directors with the oversight of the competence profile and composition of the Board, nomination of members of the Board and nomination of members of Board committees all of which has previously been the responsibility of the Chairmanship. The Board elected Göran Ando as the chairman and Bruno Angelici, Liz Hewitt and Anne Marie Kverneland as members of the committee.

New composition of Audit Committee
Further, the Board of Directors elected Stig Strøbæk as member of the Audit Committee. The Audit Committee now consists of Hannu Ryöppönen as chairman and Liz Hewitt and Stig Strøbæk as members. Hannu Ryöppönen and Liz Hewitt were both designated by the Board as financial experts and independent, as defined by the US Securities and

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Exchange Commission (SEC). Under Danish law, the Board also designated both Hannu Ryöppönen and Liz Hewitt as financial experts and independent.

LEGAL MATTERS

Product liability lawsuits related to hormone therapy products
As of 29 April 2013, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 24 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). In addition, 36 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Patent infringement lawsuits related to Prandin®
In the ongoing patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s abbreviated new drug application (ANDA) for a generic version of Prandin® (repaglinide), the U.S. Court of Appeals for the Federal Circuit appeal of a 2011 decision of patent invalidity and unenforceability is underway. Oral argument was held 4 March, with a decision expected Q2 2013. A companion case appeal involving Paddock Laboratories also had its oral argument heard before The U.S. Court of Appeals for the Federal Circuit on 4 March, likewise with a decision expected Q2 2013. Related patent infringement cases involving Aurobindo Pharma Ltd., Lupin Ltd., and Sandoz Inc. are stayed pending the outcome of the appeal in the Caraco case. Also stayed pending the appeal is a consolidated class action where a putative class of direct purchasers of Prandin® allege Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®.

Product liability lawsuits related to Victoza®
Novo Nordisk is per 29 April 2013 named as one of several defendants in five single-plaintiff lawsuits primarily seeking to recover damages for pancreatic cancer experienced by patients who allege to have been prescribed Victoza® and other GLP-1/DPP-IV products. Three of these cases have been filed in California federal court and the other two in California state court. Novo Nordisk believes these claims, as presented, are without substance and merit.

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FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2012 and Form 20-F, both filed with the SEC in February 2013, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in the ‘Risk overview’ on p 43 of the Annual Report 2012 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first quarter of 2013. The financial report has not been audited or reviewed by the company’s independent auditors.

The first-quarter financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2012 of Novo Nordisk. Furthermore, the first quarter financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the first-quarter financial report is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 1 May 2013

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Lise Kingo	Jakob Riis	Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Liz Hewitt	Ulrik Hjulmand-Lassen

Thomas Paul Koestler	Anne Marie Kverneland	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

						% change
	2013	2012				Q1 2013 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2012

Sales	19,983	20,962	19,845	19,468	17,751	13%
Gross profit	16,374	17,809	16,360	16,044	14,348	14%
Gross margin	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	5,530	6,192	5,299	5,203	4,850	14%
Percentage of sales	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	2,657	3,210	2,617	2,563	2,507	6%
Percentage of sales	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	801	991	766	779	776	3%
Percentage of sales	4.0%	4.7%	3.9%	4.0%	4.4%
Licence fees and other operating income (net)	176	156	186	154	170	4%
Operating profit	7,562	7,572	7,864	7,653	6,385	18%
Operating margin	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	315	17	(85)	146	47	N/A
Financial expenses	108	137	420	856	375	N/A
Net financials	207	(120)	(505)	(710)	(328)	N/A
Profit before income taxes	7,769	7,452	7,359	6,943	6,057	28%
Net profit	5,982	5,755	5,667	5,346	4,664	28%
Depreciation, amortisation and impairment losses	691	755	644	656	638	8%
Capital expenditure	782	1,006	942	855	516	52%
Net cash generated from operating activities[1]	7,070	1,514	7,962	7,151	5,587	27%
Free cash flow[1]	6,178	408	6,926	6,273	5,038	23%
Total assets	62,447	65,669	66,620	60,978	61,210	2%
Total equity	33,801	40,632	35,660	31,334	32,358	4%
Equity ratio	54.1%	61.9%	53.5%	51.4%	52.9%
Full-time equivalent employees end of period	35,154	34,286	33,501	32,819	32,252	9%
Basic earnings per share/ADR (in DKK)	11.04	10.59	10.40	9.72	8.38	32%
Diluted earnings per share/ADR (in DKK)	10.98	10.53	10.33	9.67	8.32	32%
Average number of shares outstanding (million)	541.6	542.9	544.6	549.1	556.7	(3%	)
Average number of diluted shares
outstanding (million)	544.7	546.0	547.8	552.4	560.5	(3%	)
Sales by business segment:
Modern insulins (insulin analogues)	8,991	9,462	8,879	8,613	7,867	14%
Human insulins	2,824	3,009	2,794	2,781	2,718	4%
Victoza®	2,678	2,709	2,503	2,293	1,990	35%
Protein-related products	606	621	644	621	625	(3%	)
Oral antidiabetic products (OAD)	694	670	719	653	716	(3%	)
Diabetes care total	15,793	16,471	15,539	14,961	13,916	13%
NovoSeven®	2,027	2,420	2,153	2,451	1,909	6%
Norditropin®	1,537	1,461	1,451	1,440	1,346	14%
Other biopharmaceuticals	626	610	702	616	580	8%
Biopharmaceuticals total	4,190	4,491	4,306	4,507	3,835	9%
Sales by geographic segment:
North America	9,009	9,559	8,981	8,356	7,324	23%
Europe	4,761	5,237	4,793	5,081	4,596	4%
International Operations	3,094	2,894	2,695	2,757	2,734	13%
Japan & Korea	1,239	1,698	1,710	1,724	1,485	(17%	)
Region China	1,880	1,574	1,666	1,550	1,612	17%
Segment operating profit:
Diabetes care	5,502	5,420	5,768	5,270	4,638	19%
Biopharmaceuticals	2,060	2,152	2,096	2,383	1,747	18%

1Free cash flow for Q1 2012 and Q2 2012 has been reduced by DKK 1,328 million and increased by DKK 1,328 million, respectively, as withheld dividend tax is now presented as part of financing activities.

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APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	Q1	Q1
DKK million	2013	2012

Income statement
Sales	19,983	17,751
Cost of goods sold	3,609	3,403

Gross profit	16,374	14,348

Sales and distribution costs	5,530	4,850
Research and development costs	2,657	2,507
Administrative costs	801	776
Licence fees and other operating income, net	176	170

Operating profit	7,562	6,385

Financial income	315	47
Financial expenses	108	375

Profit before income taxes	7,769	6,057

Income taxes	1,787	1,393

NET PROFIT	5,982	4,664

Basic earnings per share (DKK)	11.04	8.38
Diluted earnings per share (DKK)	10.98	8.32

Segment Information

Segment sales:
Diabetes care	15,793	13,916
Biopharmaceuticals	4,190	3,835

Segment operating profit:
Diabetes care	5,502	4,638
Operating margin	34.8%	33.3%
Biopharmaceuticals	2,060	1,747
Operating margin	49.2%	45.6%

Total segment operating profit	7,562	6,385

Statement of comprehensive income
Net profit for the period	5,982	4,664

Other comprehensive income
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	-	-
Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	157	26
Cash flow hedges, realisation of previously deferred (gains)/losses	(185)	397
Cash flow hedges, deferred gains/(losses) incurred during the period	(483)	587
Other items	(3)	49
Tax on other comprehensive income, income/(expense)	178	(322)

Other comprehensive income for the period, net of tax	(336)	737

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5,646	5,401

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APPENDIX 3: BALANCE SHEET

DKK million	31 Mar 2013	31 Dec 2012

ASSETS

Intangible assets	1,565	1,495
Property, plant and equipment	21,838	21,539
Deferred income tax assets	3,002	2,244
Other financial assets	243	228

TOTAL NON-CURRENT ASSETS	26,648	25,506

Inventories	9,593	9,543
Trade receivables	10,580	9,639
Tax receivables	830	1,240
Other receivables and prepayments	3,015	2,705
Marketable securities	4,039	4,552
Derivative financial instruments	558	931
Cash at bank and on hand	7,184	11,553

TOTAL CURRENT ASSETS	35,799	40,163

TOTAL ASSETS	62,447	65,669

EQUITY AND LIABILITIES

Share capital	560	560
Treasury shares	(19)	(17)
Retained earnings	32,508	39,001
Other reserves	752	1,088

TOTAL EQUITY	33,801	40,632

Deferred income tax liabilities	410	732
Retirement benefit obligations	770	760
Provisions	1,840	1,907

Total non-current liabilities	3,020	3,399

Current debt	300	500
Trade payables	3,079	3,859
Tax payables	2,096	593
Other liabilities	11,039	8,982
Derivative financial instruments	386	48
Provisions	8,726	7,656

Total current liabilities	25,626	21,638

TOTAL LIABILITIES	28,646	25,037

TOTAL EQUITY AND LIABILITIES	62,447	65,669

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APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	Q1 2013	Q1 2012

Net profit	5,982	4,664

Adjustment for non-cash items	3,592	3,745
Change in working capital[1]	(1,824)	(1,906)
Interest received	55	75
Interest paid	(9)	(8)
Income taxes paid	(726)	(983)

Net cash generated from operating activities	7,070	5,587

Purchase of intangible assets and other financial assets	(110)	(33)
Proceeds from sale of property, plant and equipment	4	12
Purchase of property, plant and equipment	(786)	(528)
Net purchase of marketable securities	499	(800)

Net cash used in investing activities	(393)	(1,349)

Purchase of treasury shares, net	(2,865)	(2,828)
Dividends paid	(9,715)	(7,742)
Withheld dividend tax[1]	1,721	1,328

Net cash used in financing activities	(10,859)	(9,242)

NET CASH GENERATED FROM ACTIVITIES	(4,182)	(5,004)

Cash and cash equivalents at the beginning of the year	11,053	13,057
Exchange gain/(loss) on cash and cash equivalents	13	(3)

Cash and cash equivalents at the end of the period	6,884	8,050

Additional information:
Cash and cash equivalents at the end of the period	6,884	8,050
Marketable securities at the end of the period	4,039	4,871
Undrawn committed credit facilities	4,844	4,836

FINANCIAL RESOURCES AT THE END OF THE PERIOD	15,767	17,757

Net cash generated from operating activities	7,070	5,587
Net cash used in investing activities	(393)	(1,349)
Net change of marketable securities	(499)	800

FREE CASH FLOW[1]	6,178	5,038

1Free cash flow for Q1 2012 has been reduced by DKK 1,328 million as withheld dividend tax is now presented as part of financing activities.

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APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2013
Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			5,982					5,982
Other comprehensive income for the period				157	(668)	175	(336)	(336)

Total comprehensive income for the period			5,982	157	(668)	175	(336)	5,646

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			103					103
Purchase of treasury shares		(3)	(2,888)					(2,891)
Sale of treasury shares		1	25					26

Balance at the end of the period	560	(19)	32,508	383	179	190	752	33,801

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2012
Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the period			4,664					4,664
Other comprehensive income for the period				26	984	(273)	737	737

Total comprehensive income for the period			4,664	26	984	(273)	737	5,401

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			79					79
Purchase of treasury shares		(4)	(2,882)					(2,886)
Sale of treasury shares		1	57					58

Balance at the end of the period	580	(27)	31,287	424	(200)	294	518	32,358

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 25 of 27

APPENDIX 6: FIRST QUARTER OF 2013 REGIONAL SALES SPLIT

DKK million

	Total		North America	Europe		International Operations		Japan & Korea		Region China

The diabetes care segment
NovoRapid ®	4,017		2,373	901		403		224		116
% change in local currencies	16%		20%	4%		27%		(2%	)	42%
NovoMix ®	2,400		659	603		480		197		461
% change in local currencies	14%		22%	(2%	)	20%		(2%	)	31%
Levemir ®	2,574		1,437	691		319		75		52
% change in local currencies	19%		23%	7%		32%		0%		49%
Modern insulin	8,991		4,469	2,195		1,202		496		629
% change in local currencies	16%		21%	3%		25%		(2%	)	34%
Human insulin	2,824		446	597		833		123		825
% change in local currencies	5%		27%	(10%	)	12%		(24%	)	10%
Victoza®	2,678		1,720	637		208		82		31
% change in local currencies	36%		41%	26%		44%		0%		131%
Other diabetes care	1,300		490	209		166		100		335
% change in local currencies	(2%	)	8%	(19%	)	1%		(5%	)	0%
Diabetes care total	15,793		7,125	3,638		2,409		801		1,820
% change in local currencies	15%		25%	2%		20%		(6%	)	16%

The biopharmaceuticals segment
NovoSeven®	2,027		1,031	530		296		114		56
% change in local currencies	7%		18%	10%		(16%	)	(6%	)	12%
Norditropin®	1,537		488	425		329		292		3
% change in local currencies	18%		31%	2%		48%		5%		0%
Other biopharmaceuticals	626		365	168		60		32		1
% change in local currencies	9%		8%	13%		22%		(3%	)	0%
Biopharmaceuticals total	4,190		1,884	1,123		685		438		60
% change in local currencies	12%		19%	7%		10%		1%		11%

Total sales	19,983		9,009	4,761		3,094		1,239		1,880
% change in local currencies	14%		24%	3%		17%		(4%	)	16%

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 26 of 27

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2012 average exchange rates	YTD 2013 average exchange rates as of 25 April 2013	Current exchange rate as of 25 April 2013

USD	579	566	570
JPY	7.27	6.07	5.75
CNY	92	91	92
GBP	918	876	882
CAD	580	561	557

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Company announcement No 32 / 2013

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Financial report for the period 1 January 2013 to 31 March 2013	Page 27 of 27

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

(Amounts in USD million, except number of full-time equivalent employees, earnings per share and number of shares outstanding). Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

						% change
	2013	2012				Q1 2013 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2012

Sales	3,537	3,641	3,337	3,362	3,129	13%
Gross profit	2,898	3,093	2,752	2,771	2,529	14%
Gross margin	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	978	1,075	890	900	854	14%
Percentage of sales	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	470	557	440	442	442	6%
Percentage of sales	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	142	172	129	134	137	3%
Percentage of sales	4.0%	4.7%	3.9%	4.0%	4.4%
Licence fees and other operating income (net)	31	27	31	27	30	4%
Operating profit	1,339	1,316	1,324	1,322	1,126	18%
Operating margin	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	55	3	(15)	26	8	N/A
Financial expenses	19	24	70	149	66	N/A
Net financials	36	(21)	(85)	(123)	(58)	N/A
Profit before income taxes	1,375	1,295	1,239	1,199	1,068	28%
Net profit	1,059	1,000	954	924	822	28%
Depreciation, amortisation and impairment losses	122	131	108	114	112	8%
Capital expenditure	138	175	159	148	91	52%
Net cash generated from operating activities[1]	1,251	270	1,343	1,237	985	27%
Free cash flow[1]	1,094	78	1,168	1,085	888	23%
Total assets	10,698	11,604	11,554	10,328	10,988	2%
Total equity	5,791	7,180	6,185	5,307	5,809	4%
Equity ratio	54.1%	61.9%	53.5%	51.4%	52.9%
Full-time equivalent employees end of period	35,154	34,286	33,501	32,819	32,252	9%
Basic earnings per share/ADR (in EUR)	1.95	1.84	1.75	1.68	1.48	32%
Diluted earnings per share/ADR (in EUR)	1.94	1.83	1.74	1.67	1.47	32%
Average number of shares outstanding (million)	541.6	542.9	544.6	549.1	556.7	(3%	)
Average number of diluted shares outstanding (million)	544.7	546.0	547.8	552.4	560.5	(3%	)
Sales by business segment:
Modern insulins (insulin analogues)	1,591	1,644	1,493	1,487	1,387	14%
Human insulins	500	523	469	479	479	4%
Victoza®	474	470	422	396	351	35%
Protein-related products	107	108	108	107	110	(3%	)
Oral antidiabetic products (OAD)	123	116	122	113	126	(3%	)
Diabetes care total	2,795	2,861	2,614	2,582	2,453	13%
NovoSeven®	359	420	362	423	337	6%
Norditropin®	272	254	244	249	237	14%
Other biopharmaceuticals	111	106	117	108	102	8%
Biopharmaceuticals total	742	780	723	780	676	9%
Sales by geographic segment:
North America	1,594	1,659	1,514	1,443	1,291	23%
Europe	843	910	804	878	810	4%
International Operations	548	503	452	476	482	13%
Japan & Korea	219	295	287	298	262	(17%	)
Region China	333	274	280	267	284	17%
Segment operating profit:
Diabetes care	974	942	972	910	818	19%
Biopharmaceuticals	365	374	352	412	308	18%

1Free cash flow for Q1 2012 and Q2 2012 has been reduced by USD 234 million and increased by DKK 234 million, respectively, as withheld dividend tax is now presented as part of financing activities.

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Company announcement No 32 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MAY 1, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer